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                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549





                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934





                             GFS Bancorp, Inc.
             --------------------------------------------------
                             (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
             --------------------------------------------------
                       (Title of Class of Securities)


                              361694 10 2
                         --------------------
                            (CUSIP Number)


                           Steven L. Opsal
                          c/o GFS Bancorp, Inc.
                     P.O. Box 30, 1025 Main Street
                        Grinnell, Iowa  50112
                            (515) 236-3121
            --------------------------------------------------
               (Name, address and telephone number of person
              authorized to receive notices and communications)



                            February 20, 1997
      --------------------------------------------------------
      (Date of event which requires filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [   ]
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CUSIP No. 361694 10 2     13D

1.   Name of reporting person:  Steven L. Opsal
     SSN of reporting person:

2.   Check the appropriate box if a member of a group:
        (a)  [   ]
        (b)  [   ]

3.   SEC use only:



4.   Sources of funds:  PF

5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e):  [   ]

6.   Citizenship or place of organization:  United States of
                                            America

Number of       7.    Sole Voting Power:  24,723
shares
beneficially    8.    Shared Voting Power:  2,835
owned by
each            9.    Sole Dispositive Power:  24,723
reporting
person with    10.    Shared Dispositive Power:  2,835

11.  Aggregate amount beneficially owned by each reporting
     person:  27,558

12. Check box if the aggregate amount in Row 11 excludes certain shares: [ x ]

13.  Percent of class represented by amount in Row 11:  5.4%

14.  Type of reporting person:  IN
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Item 1.  Security and Issuer.

The Issuer of the securities is GFS Bancorp, Inc., a Delaware corporation (the "Issuer"). The principal place of business of the Issuer is 1025 Main Street, Grinnell, Iowa 50112-0030. The class of securities covered in this filing are shares of the Issuer's common stock, par value $0.01 per share ("Shares"), which are listed on the Nasdaq "SmallCap" Market under the symbol "GFSB".

Item 2.  Identity and Background.

    (a)  Name:  Steven L. Opsal

    (b)  Business Address:  1025 Main Street
                            Grinnell, Iowa  50112

    (c)  Principal Occupation:  President and Chief Executive
Officer of the Issuer and President of Grinnell Federal Savings
Bank, 1025 Main Street, Grinnell, Iowa  50112.

    (d)  Criminal Proceeding Convictions:  None

    (e)  Securities Laws Proceedings:  None

    (f)  Citizenship:  United States of America


Item 3.  Source and Amount of Funds or Other Consideration.

The reporting person acquired beneficial ownership of such 27,558
Shares as follows:

The reporting person acquired 6,236 Shares directly owned by him, his wife acquired 2,760 Shares directly owned by her, and their minor children acquired 75 Shares directly owned by them in open market purchases. Such purchases were obtained with personal funds.

On February 20, 1997, the reporting person was granted stock options to purchase 6,855 Shares under the GFS Bancorp, Inc. 1997 Stock Option and Incentive Plan (the "1997 Option Plan"). The reporting person also has stock options outstanding to purchase 6,348 Shares, which were previously granted under the GFS Bancorp, Inc. 1993 Stock and Incentive Plan (the "1993 Option Plan").

This amount includes 2,626 Shares allocated to the reporting person's account under the GFS Bancorp, Inc. Employee Stock
Ownership Plan.

This amount also includes 2,658 Shares awarded to the reporting person under the GFS Bancorp, Inc. Recognition and Retention Plan
("RRP"), and such Shares are vested and have been acquired without payment therefor.
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Item 4.  Purpose of Transaction.

The Shares covered by this statement are being held for investment purposes. Depending upon a continuing assessment and upon future developments, the reporting person may determine, from time to time or at any time, to purchase additional Shares of the Issuer or to sell or otherwise dispose of some of the Shares. Other than in his capacity as President and Chief Executive Officer and as a member of the Board of Directors of the Issuer, the reporting person has no plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's corporate charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The reporting person beneficially owns an aggregate of 27,558 Shares constituting 5.4% of the total shares of the Issuer issued and outstanding as of the date of this statement. The aggregate amount reported as beneficially owned in Row 11 does not include 886 unvested Shares that were awarded under the RRP. The reporting person disclaims beneficial ownership of these Shares, which shall vest on January 5, 1998.

(b) Of the 27,558 Shares beneficially owned by the reporting person:

     The reporting person has voting and dispositive power over 11,520 Shares.

     The reporting person has shared voting and dispositive power with his spouse who holds 2,760 Shares and his minor children who hold 75 Shares.
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     The reporting person has no voting or dispositive power with respect to 13,203 Shares underlying stock options granted under the 1997 Option Plan and 1993 Option Plan which may be acquired within 60 days from the date of this statement.
     Upon the exercise of such stock options, the reporting person would have sole voting and dispositive power over these Shares.

(c) On December 20, 1996, the reporting person purchased 500 Shares at a purchase price of $20.75 on the open market with personal funds. On February 20, 1997, the reporting person was granted stock options to purchase 6,855 Shares at an exercise price of $20.875 per share pursuant to the 1997 Option Plan.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits.

The following materials are filed as exhibits to this statement:

None.
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                           SIGNATURE
                           ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 1997             /s/ Steven L. Opsal
                                ----------------------------
                                Steven L. Opsal